

October 17, 2012

Via E-mail
Mr. Mark Nije
Chief Financial Officer
Elephant Talk Communications Corp.
Schiphol Boulevard 249
1118 BH Schiphol
The Netherlands

  Re: **Elephant Talk Communications Corp.**
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed March 30, 2012
      Form 10-Q for Fiscal Quarter Ended June 30, 2012
      Filed August 2, 2012
      File No. 001-35360

Dear Mr. Nije:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Terry French for

          Larry Spirgel
          Assistant Director